September 16, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
File No. 001-31911
Dear Mr. Rosenberg:
We are responding to the staff (the "staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") comment in the letter dated September 2, 2011 with respect to the American Equity Investment Life Holding Company ("we", "us" or "our") Form 10-K for the fiscal year ended December 31, 2010, which was filed on March 10, 2011. We have set forth below the text of the staff's comment concerning the filing referenced above in bold type, followed by our response. We expect that we will revise our future filings, beginning with our Quarterly Report on Form 10-Q for the three months ending September 30, 2011, as noted in the response.
Form 10-K for the Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 4. Mortgage Loans on Real Estate, page F-29

1.	Please address the following for commercial real estate loans that are "in workout" and/or "delinquent" for which you have not considered the loans to be impaired:

•	Provide us proposed disclosure to be included in future periodic reports disclosing the types of extensions and term adjustments made;
Response:
We will add the following disclosure to the notes to our financial statements in Note 4-Mortgage Loans on Real Estate in future periodic reports immediately following the credit exposure by payment activity table that was on page F-31 of our Form 10-K for the fiscal year ended December 31, 2010:
The loans that are categorized as "in workout" consist of loans that we have agreed to lower or no mortgage payments for a period of time while the borrowers address cash flow and/or operational issues. The key features of these workouts have been determined on a loan-by-loan basis. Most of these loans are in a period of low cash flow due to tenants vacating their space or tenants requesting rent relief during difficult economic periods. Generally, we have allowed the borrower a six month interest only period and in some cases a twelve month period of interest only. Interest only workout loans are expected to return to their regular debt service payments after the interest only period. Interest only loans that are not fully amortizing will have a larger balance at their balloon date than originally contracted. Fully amortizing loans that are in interest only periods will have larger debt service payments for their remaining term due to lost principal payments during the interest only period. In one case we have allowed a borrower no debt service payments for 24 months. After the 24 months expires the borrower will make larger monthly payments through maturity. In limited circumstances we have allowed borrowers to pay the principal portion of their loan payment into an escrow account that can be used for capital and tenant improvements for a period of not more than 12 months. In these situations new loan amortization schedules are calculated based on the principal not collected during this 12 month workout period and larger payments are collected for the remaining term of each loan. In all cases, original interest rate and maturity date have not been modified and we have not forgiven any principal amounts.

•	Tell us why an allowance was not needed for $81,994,000 of mortgage loans with no related allowance disclosed in the table at the bottom of page F-31;
Response:
An allowance was not needed for any of the $81,994,000 of mortgage loans with no related allowance for one of the following reasons:

1.
The borrower is currently producing sufficient cash flows supporting our expectation that the loan will return to a fully performing loan after the workout period has expired and cash flows over the entire term of the loan will not be substantially different than contractual cash flows at the loan's origination

2.
The loan is collateral dependent and the fair value of the collateral less estimated costs to sell exceeds the outstanding principal balance of the loan. We have determined fair value of the collateral by either obtaining third party appraisals or by discounting projected future income expected to be generated by the property utilizing a capitalization rate of 8% to 10%.

•
To the extent you extend commercial loans at or near maturity at the existing loan rates or restructure the loans' interest rates or principal amounts, tell us how you considered that they were not troubled debt restructurings; and

Response:
We began originating commercial mortgage loans in 2001. Substantially all of our mortgage loans were originated with a maturity of 10 years or more. We had two loans during the year ended December 31, 2010, that were refinanced, one that reached its maturity date and the other was within six months of maturity. We have used the following factors as indicators that a borrower could be experiencing financial difficulty:

•	Loan is in default

•	Borrower has declared bankruptcy

•	Analysis of the borrower's ability to continue as a going concern

•	Borrower's cash flow is insufficient to service debt
We determined that the borrowers of the loans that were refinanced in 2010 have not experienced financial difficulties prior to the refinance because of their strong cash flows and financial performance. For that reason we have determined that the refinances were not troubled debt restructures.

•	For those with a guarantee, separately identify them and provide us proposed disclosure to be included in future periodic reports indicating:

◦
How you evaluated the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed was, and how often the review is performed; and

◦
How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you went through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee.

Response:
We have not placed any reliance or value on the personal guarantee obtained with respect to a number of our mortgage loans in our evaluation of potential credit loss. In loan origination and underwriting, we seek personal recourse as a means to keep the borrower more motivated and interested in maintaining profitable properties. For loans that have gone through a workout period or have reached the point of foreclosure, the personal guarantee tends to keep the borrower more attentive and willing to work with us on either a friendly deed in lieu of foreclosure or workout terms that have led to a loan returning to a fully performing status.
When we do reach a conclusion that it is necessary to take ownership of the property serving as collateral on a mortgage loan with a personal guarantee we have assessed the option of pursuing the personal guarantee. We have determined in each case so far that pursuing the personal guarantee would not be an effective means to obtaining more value for an underperforming loan. Based on the financial status of the personal guarantor that we are informed of on an annual basis, we have determined that legal costs and time and effort of our own personnel would not warrant the potential value that we might be able to recover from the guarantor.
We will modify Note 4-Mortgage Loans on Real Estate regarding our financing receivables in future periodic reports as follows, which was on page F-30 of our Form 10-K for the fiscal year ended December 31, 2010:
Our financing receivables currently consist of one portfolio segment which is our commercial mortgage loan portfolio. These are mortgage loans with collateral consisting of commercial real estate and borrowers consisting mostly of limited liability partnerships or limited liability corporations ~~with some personal guarantors~~. Credit loss experience in our mortgage loan portfolio has been limited to the most recent fiscal years. We experienced our first credit loss from our mortgage loan portfolio in 2009.
We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.
If you have any questions concerning the matters discussed in this letter, please call the undersigned at (515) 457-1813.
Sincerely,

/s/ John M. Matovina
John M. Matovina
Vice Chairman, Chief Financial Officer and Treasurer